Exhibit 17.01

02 Mar 2015

Sean Webster, CEO

Baoshinn Corporation

Unit 1010 Miramar Tower

132 Nathan Road

Tsimshatsui, Kowloon, Hong Kong

RE: Resignation as a Chief Technology Officer from Baoshinn Corporation

Dear Mr. Webster:

Due to other business demands, I am unable to continue in the above-listed role for the Baoshinn Corporation.  Therefore, I am tendering my resignation as a Director effective 02 March, 2015.

This letter will serve as my official letter of resignation.  I have thoroughly considered this decision and it is final.

Sincerely,

Ritesh Jha

/s/ Ritesh Jha